EXHIBIT 10.15

                              CONSULTING AGREEMENT
                                W. EDWARD NICHOLS

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                              CONSULTING AGREEMENT

         AGREEMENT made as of this 1st day of September 2014 by and between Terex Energy Corporation, a Colorado Corporation the ("Company"), located at 520 Zang St. Suite 250 Broomfield, Colorado and W. Edward Nichols, located at 8950 Scenic Pine Dr. (the "Consultant" or "Nichols").

         WHEREAS, Nichols is licensed to practice law in the State of Colorado and is member of the American Bar Association, and;

         WHEREAS, the Company desires professional guidance and advice regarding financing, management, legal, oil and gas acquisitions and general business advice and desires Consultant to aid it in business matters; and

         WHEREAS, Consultant has expertise in the area of corporate structure, corporate finance, mergers and acquisitions and oil and gas;

         NOW, THEREFORE, in consideration of the foregoing and the mutual promises herein contained, the parties hereto agree as follows:

1.       DUTIES, SCOPE OF AGREEMENT, AND RELATIONSHIP OF THE PARTIES

         (a) The company hereby agrees to retain Consultant as in house legal counsel and advisor and consultant on business matters, consistent with Consultant's expertise and ability, and Consultant agrees to consult with the Company during the term of this Agreement. All parties understand that Consultant has many other business interests and will devote as much time as in its discretion as necessary to perform its duties under this Agreement. In addition, the company understands that consultant's efforts on behalf of his other interests are the sole and separate property of Consultant.

         (b) The services rendered by Consultant to the company pursuant to this Agreement shall be as an independent contractor, and this Agreement does not make Consultant the employee, agent, or legal representative of the Company for any purpose whatsoever, including without limitation, participation in any benefits or privileges given or extended by the Company to its employees. No right or authority is granted to Consultant to assume or to create any obligation or responsibility, express or implied, on behalf of or in the name of the company. The company shall not withhold for Consultant any federal or state taxes from the amounts to be paid to consultant hereunder, and Consultant agrees that he will pay all taxes due on such amounts.

         (c) Consultant agrees to make available to Company his services, which include legal, strategic planning, assistance in business development, assistance in the acquisition of oil and gas properties, management, and the structuring of new debt and equity offerings. Consultant shall provide planning for and other advisory services as the Company may specifically request.

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2.       TERM. This Agreement shall be for a term of 3 years.

3.       COMPENSATION.

         (a) Company agrees to pay Consultant no less than a Base Fee of $150,000.00 per year. In addition to the Base Salary, Consultant shall be paid a monthly car allowance of six hundred dollars.

         (b). BENEFITS. At its cost, Company shall reimburse Consultant for the costs of medical health insurance, dental and vision insurance, disability income insurances and other such benefits at the level afforded the same level executives and consultants of the Company. Consultant shall be entitled to participate in any Incentive Stock Option plan.

         (c) Consultant shall be entitled to four (4) weeks of paid vacation & sick leave beginning the 1st and ending after the last calendar year of engagement and for each calendar year during the term of this Agreement. Vacation shall be at a mutually agreed upon time, such agreement not to be unreasonably withheld. Said vacation and sick leave shall be fully earned the first and last calendar years of engagement.

         (d) BUSINESS EXPENSES. Company shall reimburse Consultant for all reasonable and necessary business expenses including highway tolls incurred by him in carrying out his duties under this Consulting Agreement so long as such expenses are properly documented in accordance with the Company's policies for expense reimbursement.

         (e) COMPANY RESOURCES. As a matter of convenience, Consultant will have limited use of Company's resources for personal purposes, including telephone, copy machine, vehicles, staff and such other resources as the parties may agree. Company will reimburse Consultant for the cost of a mobile phone. Consultant shall provide his own personal computer and the Company shall pay for any upgrades or replacement computer for office and home use, and such other equipment as the parties may agree in accordance with the Company's usual practice. Upon termination or expiration of this Agreement the Consultant may retain the personal computer.

         (f) OTHER SOURCES OF INCOME/EARNINGS. The Company understands that the Consultant has other sources of income and earning through consultancy, or positions in associations, companies, enterprises or ventures where the Company had or has an existing relationship; and that these relationships will continue and that new and additional relationships and sources of income may be established in the future. The Company agrees that these relationships and sources of income may continue as long as the Consultant fulfills his duties and responsibilities and as long as the Consultant hereby warrants that there is no current relationship that constitutes even the perception of a conflict of interest or that would preclude the Consultant from the fulfillment of duties and responsibilities.

         (g) Consultant Options. Upon the effective date of this Agreement the Consultant will be the legal and beneficial owner of 250,000 options at no cost to Consultant. The options shall be vested ratably over the term of this agreement. The options shall have an exercise price of $.10. The Consultant shall be entitled to participate in any and all incentive programs, including,

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without limited the generality of the foregoing,  share option plans,  share and or cash bonus plans as established from time to time by the board of directors.

4.       TERMINATION. The following shall apply:

         (a). Death. In the event of Consultant's death during this Agreement, this Agreement and the Consultants duties shall terminate.

         (b). ILLNESS OR INCAPACITY. If, during any term of this Agreement, Consultant shall become unable to perform his duties by reason of illness or incapacity, then Company, may, at its option, terminate this Agreement. In such event, the notice period shall be not less than the applicable elimination period in any employee disability plan of the Company in which Consultant participates. It is agreed that the determination of illness or incapacity shall be made upon the basis of qualified medical evidence and if, during the notice period, Consultant returns to work and is capable of carrying out his duties, then Company's right to terminate for illness or incapacity is suspended.

         (c) FOR CAUSE. Upon thirty (30) days written notice, the Consultants engagement hereunder may be terminated without further liability on the part of the Company for Cause. Only the following shall constitute "Cause" for such:

                  (i) Conviction of a felony, a crime or moral turpitude or commission of an act of embezzlement or fraud against the Company or any subsidiary or affiliate thereof:
                  (ii) Deliberate dishonesty of the Consultant resulting in damages to the Company or any subsidiary or affiliate thereof;
                  (iii) Dereliction of duty, misfeasance or malfeasance.

         In the event of a termination for cause the Consultant shall not be entitled to the benefits of any bonus for the period preceding the termination nor will the company be required to repurchase any of the shares owned by the Consultant as hereinafter provided.

         (d) Termination at will by the Company. The Company may terminate this agreement at will upon 60 days written notice. In the Company decides to terminate this agreement the company shall repurchase fifty percent of the Consultants shares including shares acquired by exercising any options up to five hundred thousand at a price equal to ninety percent of the average trading price over the 60 days preceding the notice of termination. The Company shall pay fifty percent of the repurchase within price within 30 days of termination and the balance within 60 additional days.

         (e) Resignation by Consultant. The Consultant may resign and terminate this agreement on 60 days written notice and he shall not be required to render any further services to the Company.

         (f) SET-OFF. The Company shall not be entitled to any set off against any cash compensation to be provided to the Company under this Agreement, or any and all compensation received by the Consultant while he was also receiving compensation from any other company, unless a Conflict of Interest arises. In such case the Consultant shall inform the Company of any such amounts of cash

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compensation  pertaining  to the  conflict of interest  and shall  refund to the
Company any related amounts paid by the Company. It is acknowledged that Consultant is also a director of Three Forks Inc.

         Should Consultant terminate this with or without Good Reason, he agrees to assist Company for a period of time not less than thirty (30) days in order to effect a smooth transition, unless otherwise requested by Company.

5.       EXPENSES

         The Company shall reimburse Consultant for all reasonable and necessary expenses incurred by him in carrying out its duties under this Agreement. Consultant shall submit related receipts and documentation with his request for reimbursement.

6.       RENEWAL; TERMINATION

         (a) This Agreement shall continue in effect until terminated by the parties or its expiration date.

         (b) Subject to the continuing obligations of Consultant under Section 8 below, either party may terminate this Agreement at any time if the other party shall fail to fulfill any material obligation under this Agreement and shall not have cured the breach within 10 days after having received notice thereof.

         (c) Termination or expiration of this Agreement shall not extinguish any rights of compensation that shall accrue prior to the termination.


7.       CHANGE IN CONTROL

         In a Change of control event, the Corporation shall treat this Agreement as terminated by Corporation without cause in which event Corporation shall be obligated to provide the Consultant with a severance payment in lieu of notice. Such severance payment shall be payable on the 15th day following the date on which the Corporation notifies the Consultant of his termination and shall consist of the following amounts:

         1. The Consultants compensation salary through the date of termination specified in the notice of termination at the rate in effect at the time notice of termination was given, plus an amount equal to the amount, if any, of any awards previously made to the Consultant which have not been paid.

         2. In lieu of further compensation and benefits for periods subsequent to the date of termination, an amount which shall be equal to the compensation and benefits which would otherwise have been payable to or paid on behalf of the Consultant for the (6) month period following the date of termination.

         3. Any remaining or outstanding stock grants, options or awards shall fully vest with a cashless option provision.

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8.       CONFIDENTIAL INFORMATION

         (a) "Confidential Information," as used in this Section 7, means information that is not generally known and that is proprietary to the Company or that the Consultant is obligated to treat as proprietary. This information includes, without limitation:

                  (i) Trade secret information about the Company and its products or assets;

                  (ii) Information concerning the Company's business as the Company has conducted it since the Company's incorporation or as it may conduct it in the future; and

                  (iii) Information concerning any of the Company's past, current, or possible future products, including (without limitation) information about the Company's research, development, engineering, purchasing, manufacturing, accounting, marketing, selling, or leasing efforts.

         (b) Any information that Consultant reasonably considers Confidential Information, or that the Company treats as Confidential Information, will be presumed to be Confidential Information (whether Consultant or others originated it and regardless of how it obtained it).

         (c) Except as required in its duties to the Company, Consultant will never, either during or after the term of this Agreement, use or disclose confidential Information to any person not authorized by the Company to receive it.

         (d) If this Agreement is terminated, Consultant will promptly turn over to the Company all records and any compositions, articles, devices, apparatus and other items that disclose, describe, or embody Confidential Information, including all copies, reproductions, and specimens of the Confidential Information in its possession, regardless of who prepared them. The rights of the Company set forth in this Section 7 are in addition to any rights of the Company with respect to protection of trade secrets or confidential information arising out of the common or statutory laws of the State of Colorado or any other state or any country wherein Consultant may from time to time perform services pursuant to this Agreement. This Section 7 shall survive the termination or expiration of this Agreement.


9.       FALSE OR MISLEADING INFORMATION

         The Company warrants that it will provide Consultant with accurate financial, corporate, and other data required by Consultant and necessary for full disclosure of all facts relevant to any efforts required of Consultant under this Agreement. Such information shall be furnished promptly upon request. If the Company fails to provide such information, or if any information provided by the Company to Consultant shall be false or misleading, or if the Company omits or fails to provide or withholds relevant material information to Consultant , then, in such event, any and all fees paid hereunder will be retained by Consultant as liquidated damages and this Agreement shall be null and void and Consultant shall have no further obligation hereunder. Further, by

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execution of this Agreement,  the Company hereby indemnifies Consultant from any and all costs for expenses or damages incurred and holds Consultant harmless from any and all claims and/or actions that may arise out of providing false or misleading information or by omitting relevant information in connection with the efforts required of Consultant under this Agreement.

10.      MISCELLANEOUS

         (a) SUCCESSORS AND ASSIGNS. This Agreement is binding on and ensures to the benefit of the Company, its successors and assigns, all of which are included in the term the "Company" as it is used in this Agreement and upon Consultant, its successors and assigns. Neither this Agreement nor any duty or right hereunder will be assignable or otherwise transferable by either party without the written consent of the other party, except that the Company shall assign this Agreement in connection with a merger, reorganization, business combination, consolidation, assignment, sale or other disposition of substantially all of its assets or business. This Agreement will be deemed materially breached by the Company if its successor or assign does not assume substantially all of the company's obligations under this Agreement.

         (b) MODIFICATION. This Agreement may be modified or amended only by a writing signed by both the Company and Consultant.

         (c) GOVERNING LAW. The laws of Colorado will govern the validity, construction, and performance of this Agreement. Any legal proceeding related to this Agreement will be brought in an appropriate Colorado court, and both the Company and Consultant hereby consent to the exclusive jurisdiction of that court for this purpose.

         (d) CONSTRUCTION. Wherever possible, each provision of this Agreement will be interpreted so that it is valid under the applicable law. If any provision of this Agreement is to any extent invalid under the applicable law, that provision will still be effective to the extent it remains valid. The remainder of this Agreement also will continue to be valid, and the entire Agreement will continue to be valid in other jurisdictions.

         (e) WAIVERS. No failure or delay by either the Company or Consultant in exercising any right or remedy under this Agreement will waive any provision of the Agreement, nor will any single or partial exercise by either the Company or Consultant of any right or remedy under this Agreement preclude either of them from otherwise or further exercising these rights or remedies, or any other rights or remedies granted by any law or any related document.

         (f) CAPTIONS. The headings in this Agreement are for convenience only and do not affect this Agreement's interpretation.

         (g) ENTIRE AGREEMENT. This Agreement supersedes all previous and contemporaneous oral negotiations, commitments, writings, and understandings between the parties concerning the matters in this Agreement.

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         (h) NOTICES. All notices and other communications required or permitted under this Agreement shall be in writing and sent by registered first-class mail, postage prepaid, and shall be effective five days after mailing to the addresses stated below. These addresses may be changed at any time by like notice.

         In the case of the Company:        Terex Energy Corporation.
                                            520 Zang St.
                                            Suite 250
                                            Broomfield, CO 80021


         In the case of Consultant:         W. Edward Nichols
                                            8950 Scenic Pine Dr.
                                            Parker, CO 80134



         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

 "The Company"                             "Consultant"




 By:                                        By:
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